March 21, 2025

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Attn: Ms. Eileen Smiley

Re:	Tortoise Capital Series Trust (the “Registrant”) Registration Statement on Form N-14 File No. 333-285067

To the Commission:

On behalf of the Registrant, this letter is in response to the comments provided telephonically by the staff of the U.S. Securities and Exchange Commission (the “Commission”) to Vedder Price P.C. on March 14, 2025 with respect to the Registrant’s Registration Statement on Form N-14 filed on February 19, 2025 (the “Registration Statement”) relating to the issuance of shares of beneficial interest of Tortoise Energy Infrastructure Total Return Fund (the “Acquiring Fund”), a series of the Registrant, in connection with the proposed Reorganization of Tortoise Energy Infrastructure Total Return Fund, a series of Managed Portfolio Series (the “Target Trust”), into the Acquiring Fund. Any capitalized terms used but not defined herein have the same meanings as given to them in the Registration Statement. Set forth below are the staff’s comments and the Registrant’s responses, which will be reflected in a definitive filing pursuant to Rule 497. Registrant confirms that all missing information will be completed in the Rule 497 filing.

Disclosure Comments

1.	Comment: In the shareholder letter, please state whether approval of the Board of the Target Trust was unanimous.

Response: Registrant has made the requested change.

2.	Comment: In the Q&A in response to the question “Why is the Reorganization being proposed?” and with respect to similar language in the Proxy Statement/Prospectus, please specify whether the Board of the Target Trust concurred with the Adviser’s recommendation or add a cross reference to the section captioned Considerations of the Board. Please describe the expected administrative efficiencies to be realized over time in more detail.

Response: The Registrant has added a cross reference to the Considerations of the Board section of the Proxy Statement/Prospectus and has deleted the references to expected administrative efficiencies.

March 21, 2025

3.	Comment: In the Q&A and elsewhere in the Proxy Statement/Prospectus, please use a consistent defined term for the US Bank entities. In connection with the discussion of the costs of the Reorganization, please describe US Bank’s role with respect to the Target Fund and Acquiring Fund.

Response: The Registrant has defined the term U.S. Bank and has added the following disclosure with respect to the services that U.S. Bank provides to the Target Fund and will provide to the Acquiring Fund:

U.S. Bank serves as custodian, transfer agent and fund administrator for the Target Fund and will serve in the same capacities for the Acquiring Fund.

4.	Comment: In the Q&A in response to the question “How will my shares be voted if I return the accompanying proxy card?” disclose how to revoke a proxy and add a reference to discussion in the Proxy Statement.

Response: Registrant has added a cross reference to the relevant section in the Proxy Statement/Prospectus.

5.	Comment: In the Q&A in the response to the question “What will happen if the required shareholder approval is not obtained?”, consider adding a discussion of the quorum requirements and voting requirements, particularly if high.

Response: The Registrant does not believe its quorum or voting requirements are either high or unusual. Given the length of the Q&A, Registrant respectfully declines to make the requested change.

6.	Comment: On p. 2 of the Proxy Statement/Prospectus in the section captioned “Reasons for the Reorganization,” (i) consider adding disclosure regarding whether the Board considered that the Adviser would stay the same, (ii) please provide more detail on the administrative efficiencies that are expected to be realized over time, and (iii) please disclose whether the Board concurred with the Adviser’s recommendations or add a cross reference to the Board considerations.

Response: Registrant has added a cross reference to the “Board Considerations of the Reorganization” section of the Proxy Statement/Prospectus, which discusses the Board’s acknowledgment that the Adviser will continue to serve as the investment adviser to the Acquiring Fund with the same portfolio management team and its approval of the Reorganization based on the Adviser’s representations. Registrant has revised bullet point two of the referenced section to remove the reference to greater administrative efficiencies.

7.	Comment: On p. 6 of the Proxy Statement/Prospectus, please add disclosure regarding how energy infrastructure companies are identified (e.g., an asset or revenue test).

Response: Registrant has added the following disclosure for the Acquiring Fund:

The Adviser considers a company to be focused in the energy infrastructure sector if at least 50% of the company’s assets are utilized in one or more of these activities.

March 21, 2025

8.	Comment: On p. 6 of the Proxy Statement/Prospectus, with respect to the reference to investments in other investment companies, please confirm that the Acquiring Fund does not invest more than 15% of assets in securities of private funds.

Response: Registrant confirms that investments in private funds will not exceed 15% of assets and draws the staff’s attention to the 15% limit on illiquid investments.

9.	Comment: On p. 8 of the Proxy Statement/Prospectus in the section captioned “Comparison of Investment Risks,” consider bolding the sentence stating that the risks are identical.

Response: Registrant has made the requested change.

10.	Comment: On p. 8 of the Proxy Statement/Prospectus, please revise concentration risk to discuss industries rather than types of companies.

Response: Registrant has made the requested change.

11.	Comment: On p. 12 of the Proxy Statement/Prospectus, please add disclosure that the Fund will look through to the investments of affiliated investment companies held by the Fund in monitoring compliance with its concentration policy.

Response: Registrant acknowledges the staff’s view and has added disclosure to the SAI.

12.	Comment: In the Fee and Expense Table for the Fund, please bold the sentence regarding the payment of brokerage commissions.

Response: Registrant has made the requested change.

13.	Comment: Please supplementally confirm why the fee waiver is not shown in the Fee and Expense table.

Response: Registrant confirms that the fee waiver is not reflected in the table because the Fund is operating below the expense cap.

14.	Comment: In the section captioned “Dividends and Distributions” on p. 14, please add contact information to change a distribution option.

Response: Registrant refers the staff to the fourth paragraph of the referenced section which provides telephone contact information. Registrant has added a physical mailing address.

15.	Comment: On p. 12 with respect to the section captioned “Investment Limitations and Restrictions of the Target Fund and Acquiring Fund,” consider bolding the statement that the Target Fund and Acquiring Fund policies are identical.

Response: The Registrant has made the requested change.

16.	Comment: On p. 19 in the section captioned “Additional Information About the Target Fund and the Acquiring Fund,” please narratively compare any material differences in shareholder rights due to differences in the governing documents (e.g., forum selection provisions). Please confirm supplementally to the staff that all material changes in shareholder rights have been disclosed.

Response: The Registrant draws the staff’s attention to the disclosure in the second and third paragraphs of the section captioned “General Comparison of the Target Fund and Acquiring Fund,” which discusses differences in voting rights, similarities in rights upon dissolution, differences in the ability to bring derivatives actions and differences in forum selection provisions. Registrant has added a sub-heading titled “Comparison of Shareholder Rights” to highlight this section.

March 21, 2025

17.	Comment: Please revise the form of Proxy Card to comply with the provisions of Rule 14a-4 under the Securities Exchange Act of 1934.

Response: The Registrant confirms that the Proxy Card complies with the provisions of Rule 14a-4.

Accounting Comments

18.	Comment: If material, please revise the disclosure to present the dollar amount of capital loss carry-forwards of the Target Fund and any potential limits because of the reorganization.

Response: The Registrant has added the requested disclosure.

Very truly yours,

/s/ Deborah Bielicke Eades
Deborah Bielicke Eades
Shareholder

cc:	Jacob C. Tiedt, Shareholder, Vedder Price P.C.